Issuer Free Writing Prospectus

Filed by: AutoNation, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-157354

AUTONATION, INC.

PRICING TERM SHEET

March 31, 2010

$400,000,000 6 3/4% Senior Notes due 2018

Issuer:	AutoNation, Inc.

Title of Securities:	6 3/4% Senior Notes due 2018

Distribution:	SEC registered

Aggregate Principal Amount:	$400,000,000

Maturity:	April 15, 2018

Coupon:	6.750%

Offering Price:	98.488% of principal amount

Yield to Maturity:	7.000%

Benchmark Treasury:	UST 3.500% due 02/15/18

Spread to Benchmark Treasury:	+355 bps

Benchmark Treasury Yield:	3.454%

Interest Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2010

Interest Payment Record Dates:	April 1 and October 1 of each year

Optional Redemption:	Make-whole call at T+50.

Equity Clawback:	Prior to April 15, 2013, up to 35% may be redeemed at 106.750%.

Change of Control Repurchase Event:	If a change of control repurchase event occurs, the Company will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to but not including the repurchase date.

Trade Date:	March 31, 2010

Settlement:	T + 10 days; April 14, 2010

CUSIP:	05329WAJ1

ISIN:	US05329WAJ18

Ratings:	Ba2/BB+

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

Co-Lead Managers:	Comerica Securities, Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Santander Investment Securities Inc.

Changes from the Preliminary Prospectus Supplement:

On pages S-4, S-9 and S-10, “$365.2 million” is hereby replaced with “$438.2 million” in each place that it appears. Thus, the revised sentence will read as follows:

“In addition, also after giving pro forma effect to the transactions, we would have had approximately $551.3 million of undrawn capacity under the revolving facility of our existing credit agreement, of which we would have had the ability to borrow $438.2 million due to limitations imposed by a leverage ratio test.”

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-800-294-1322 or email dg.prospectus_distribution@bofasecurities.com.

3